ITEM 77D - POLICIES WITH RESPECT TO SECURITY INVESTMENTS


The Board of Trustees ("Board") of Vision Group of Funds held its regular meeting on December 13, 2001 ("Meeting").

At this Meeting, the Board, after full discussion, on motion duly made and seconded, unanimously resolved, that the Board hereby approves the following fundamental investment policy of Vision New York Municipal Income Fund: "Under normal circumstances, Vision New York Municipal Income Fund will invest its assets so that at least 80% of the income it distributes will be exempt from federal regular income tax and personal income taxes imposed by the state of New York and New York municipalities."

In addition, at this Meeting, the Board, after full discussion, on motion duly made and seconded, unanimously resolved, that the Board hereby approves the following fundamental investment policy of Vision Pennsylvania Municipal Income Fund: "Under normal circumstances, Vision Pennsylvania Municipal Income Fund will invest its assets so that at least 80% of the income it distributes will be exempt from federal regular income tax and income taxes imposed by the Commonwealth of Pennsylvania."